FOX CORPORATION

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

February 26, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fox Corporation
Registration Statement on Form S-4 (File No. 333-235863)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fox Corporation, a Delaware corporation (the “Company”), respectfully requests that the effective time of the above-referenced Registration Statement on Form S-4 filed by the Company be accelerated to 9:00 a.m. Eastern Time on March 2, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Fox Corporation

By:	/s/ Bryant O’Neal
Bryant O’Neal
Senior Vice President, Finance and Treasurer

cc:    Robyn E. Zolman, Gibson, Dunn & Crutcher LLP

[Fox Corporation Acceleration Request Letter]